April 23, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Larry Greene

Re:	Harris & Harris Group, Inc. (the "Company")

Dear Mr. Greene:

Please find attached Pre-Effective Amendment Number 2 to the Registration Statement on Form N-2 (the "Registration Statement"), which was transmitted electronically for filing on the date even herewith on behalf of the Company pursuant to the Securities Act of 1933, (2) the General Instructions to Form N-2, and (3) Rules 101 and 102 under Regulation S-T.

We will file a request for acceleration of the effectiveness of this Registration Statement after any remaining comments have been received and resolved. If you have any questions, please contact the undersigned at (212) 582-0900, extension 15, or Richard Prins from Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2790.

Very truly yours,

/s/ Sandra Matrick Forman

Sandra Matrick Forman
General Counsel